News Release 20-10

April 14, 2020

SSR MINING REPORTS FIRST QUARTER 2020 PRODUCTION RESULTS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports first quarter 2020 operating results at our three mines.

First Quarter 2020 Operating Highlights

▪	Robust quarterly production: Produced over 107,000 consolidated gold equivalent ounces from our three operations during the first quarter.

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High-grade production at Seabee: Produced 29,521 ounces of gold as mill feed grade exceeded 10 g/t gold with recovery of 98.1% for a strong start to the year. Mill throughput exceeded 1,050 tonnes per day during January and February.

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Delivering at Marigold: Produced 58,448 ounces of gold as the mine stacked 5.0 million tonnes of ore at a gold grade of 0.30 g/t. Total material mined was 20.3 million tonnes, continuing to demonstrate strong and efficient operating practices.

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Consistent operating metrics at Puna: Steady state mill throughput and silver feed grade and recovery lead to 1.8 million ounces of silver produced during the quarter. Mill throughput averaged 4,300 tonnes per day up until the temporary suspension of operations on March 20.

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Temporary suspension of operations at Puna and Seabee: Announced temporary suspension of operations at Puna and Seabee in response to the COVID-19 pandemic. Marigold has experienced only minor impacts from the pandemic and continues normal operations at this time.

“In this challenging global environment, our focus, above all else, has been the health and safety of our employees and stakeholders,” said Paul Benson, President and CEO. “The operations produced over 107,000 gold equivalent ounces for an outstanding start to the year as the suspension of operations at Puna and Seabee occurred late in the quarter. We continue to closely monitor local and national developments in each of the countries in which we operate, with our overarching priorities being the well-being of our people and a continued focus on long-term shareholder value.”

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Marigold Mine, U.S.

		Q1 2020	Q4 2019	% Change (1)
Total material mined	kt	20,259	18,457	9.8%
Waste removed	kt	15,255	11,736	30.0%
Ore to leach pad	kt	5,004	6,721	(25.5)%
Strip ratio	w/o	3.0	1.7	76.5%
Gold grade to leach pad	g/t	0.30	0.36	(16.7)%
Gold recovery	%	76.0%	76.0%	0.0%
Gold produced	oz	58,448	59,186	(1.2)%
Gold sold	oz	58,000	61,088	(5.1)%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

In the first quarter of 2020, the Marigold mine produced 58,448 ounces of gold, a 1% decrease from the fourth quarter of 2019 mainly due to reduced ore tonnes delivered to the leach pad and lower gold grades. Gold sales totaled 58,000 ounces, 5% lower than the previous quarter and in line with production.

During the quarter, 20.3 million tonnes of material were mined, a 10% increase from the fourth quarter of 2019 reflecting the impact of shorter haul distances associated with increased waste movement and some benefit from the new hydraulic loader commissioned during the first quarter. Approximately 5.0 million tonnes of ore were delivered to the heap leach pads at a grade of 0.30 g/t gold. This compares to 6.7 million tonnes of ore delivered to the heap leach pads at a grade of 0.36 g/t gold in the fourth quarter of 2019. The gold grade delivered to the leach pad was 17% lower quarter on quarter, consistent with plan. The strip ratio was 3.0:1 for the first quarter of 2020. Construction of the new leach pad is progressing per plan and on track to be completed during the year.

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Seabee Gold Operation, Canada

		Q1 2020	Q4 2019	% Change (1)
Total ore milled	t	89,282	87,394	2.2%
Ore milled per day	t/day	981	950	3.3%
Gold mill feed grade	g/t	10.34	7.89	31.1%
Gold recovery	%	98.1%	97.9%	0.2%
Gold produced	oz	29,521	22,069	33.8%
Gold sold (2)	oz	27,714	24,362	13.8%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

(2)	Beginning with the first quarter of 2018, the holder of the 3% net smelter return royalty elected to receive its royalty in-kind; these ounces are not reported within gold sold.

The Seabee Gold Operation produced a record 29,521 ounces of gold in the first quarter of 2020, a 34% increase from the fourth quarter of 2019, largely due to higher gold mill feed grade. Gold sales totaled 27,714 ounces for the first quarter.

The mill achieved an average throughput of 981 tonnes per day over the first quarter, a 3% increase compared to the previous quarter due to increased mill feed from the Santoy mine. Mill throughput in January and February exceeded 1,050 tonnes per day, while March performance was impacted by the suspension of operations near the end of the month. Gold mill feed grade for the quarter was 10.34 g/t, 31% higher compared to the fourth quarter of 2019 due to the mining of higher-grade stopes as planned. Gold recovery for the first quarter was 98.1%.

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Puna Operations, Argentina

		Q1 2020	Q4 2019	% Change (1)
Total material mined	kt	1,953	3,244	(39.8)%
Waste removed	kt	1,674	2,725	(38.6)%
Ore mined	kt	279	519	(46.2)%
Strip ratio	w/o	6.0	5.3	13.2%
Ore milled	kt	340	400	(15.0)%
Silver mill feed grade	g/t	170	174	(2.3)%
Lead mill feed grade	%	0.81	0.99	(18.2)%
Zinc mill feed grade	%	0.44	0.63	(30.2)%
Silver recovery	%	95.3	95.1	0.2%
Lead recovery	%	91.4	91.9	(0.5)%
Zinc recovery	%	55.0	54.3	1.3%
Silver produced	koz	1,770	2,132	(17.0)%
Silver sold	koz	1,834	2,584	(29.0)%
Lead produced (2)	klb	5,536	7,985	(30.7)%
Lead sold (2)	klb	6,407	9,371	(31.6)%
Zinc produced (3)	klb	1,821	3,007	(39.4)%
Zinc sold (3)	klb	2,166	3,067	(29.4)%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

(2)	Data for lead production and sales relate only to lead in lead concentrate.

(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.

Puna Operations produced 1.8 million ounces of silver in the first quarter of 2020, 17% lower than the prior quarter, mainly due to lower mill throughput and silver mill feed grade. Silver sales totaled 1.8 million ounces, in line with production. Total material mined during the first quarter was impacted by weather events and by the temporary suspension of operations commencing March 20, 2020. Existing ore stockpiles are sufficient to support milling activity should a restart of operations be feasible in the near-term.

During the first quarter of 2020, approximately 340,000 tonnes of ore was milled, a 15% decrease compared to the previous quarter, as ore milled was impacted by the temporary suspension of operations. Prior to the temporary suspension, mill throughput averaged 4,300 tonnes per day. Processed ore in the first quarter of 2020 contained an average silver grade of 170 g/t, a 2% decrease compared to the fourth quarter of 2019, consistent with the mine plan and average silver reserve grade. The strip ratio during the first quarter was 6.0:1. The total material mined was consistent with plan, considering the suspension of operations in March.

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SSR Mining COVID-19-related Regional Financial Support

In light of the challenging economic environment, SSR Mining is committing up to $350,000 whereby each of our operating mines will donate up to $100,000 and our project offices will donate up to $25,000, towards supporting local communities in association with the COVID-19 pandemic. This initiative may include donations of supplies and equipment to local health authorities, as well as monetary support for local businesses impacted by the outbreak.

Outlook

On March 25, 2020, we withdrew our 2020 operating guidance across all operations until further notice due to the uncertainty with respect to future developments of the COVID-19 pandemic, including the duration, severity and scope of the outbreak, the actions taken to contain or treat the COVID-19 outbreak and potential impacts on mining operations. We will continue to monitor the situation closely and will provide an update with our first quarter 2020 consolidated financial results.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., SME Registered Member, a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and General Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a qualified person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng., a qualified person under NI 43-101 and General Manager at Puna Operations.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

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For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing of our exploration and development programs; expected timing of the construction of the new leach pad at the Marigold mine in 2020; the sufficiency of existing ore stockpiles at Puna Operations to support milling activity in the event a restart of operations is feasible in the near-term; the commitment of donations of up to an aggregate of $350,000 from our operating mines and project offices towards supporting local communities in association with the COVID-19 pandemic; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; the continued monitoring of developments of the COVID-19 pandemic; the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 outbreak, on our business and financial condition, including in connection with our 2020 operating guidance across all operations; the expected timing of our 2020 operating guidance update; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure

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or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failing to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax (“VAT”) and significant delays in the VAT collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; complying with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; the ability to fully realize the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our convertible notes issued in 2013 or 2019 may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; epidemics, pandemics or other public health crises, including the current outbreak of novel coronavirus (“COVID-19”), could adversely affect our business; information systems security threats; the ability to fully realize our interest in deferred consideration received in connection with divestitures; conflicts of interest that could arise from certain of our directors’ and/or officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.

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This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations; dilution and mining recovery assumptions; assumptions regarding stockpiles; the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; no significant unanticipated operational or technical difficulties; maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations; no significant events or changes relating to regulatory, environmental, health and safety matters; certain tax matters; the expected impacts of epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, on our business and financial condition; the anticipated effects of our COVID-19 response plan; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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